FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

christine.anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

austriamicrosystems Incorporates QSound Labs’ QXpander™
into its Latest Portable Audio Product Family

 austriamicrosystems’ New AS3527 Portable Audio Platform
Targets Major MP3 Manufacturers in China, Taiwan and Korea

CALGARY, ALBERTA and UNTERPREMSTAETTEN, AUSTRIA – FEBRUARY 8, 2006 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, and austriamicrosystems (SWX: AMS), a global designer and manufacturer of analog integrated circuits for communication, industrial, medical and automotive applications, today announced a licensing agreement for QXpander™, a key component of QSound’s ‘microQ’ software audio engine. Fully integrated into austriamicrosystems’ ARM9 based AS3527 single-chip digital audio platform, QSound’s QXpander technology will provide advanced stereo enhancement functionality for portable MP3 audio devices to austriamicrosystems’ extensive customer base in China, Taiwan and Korea. The AS3527 was recently demonstrated to select customers at the CES Show in Las Vegas and austriamicrosystems plans to actively promote the new platform at future trade shows.

“QSound’s QXpander stereo-enhancement software was chosen to be incorporated into the reference design for our AS3527 audio platform because it provides an affordable yet significantly advanced audio solution that offers our customers greater product differentiation and marketability,” commented Luis Rey-Adell, Marketing Director of the Business Unit Communications at austriamicrosystems. “We believe that QSound’s microQ software engine offers a wide variety of opportunities to supply our customers with audio solutions that will increase the salability of their product in today’s highly competitive mobile device market.”

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QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com

“It is very rewarding that austriamicrosystems, Europe’s foremost portable audio IC manufacturer, chose the microQ QXpander component for their new audio platform,” said David Gallagher, President and CEO of QSound Labs. “It provides us with significantly greater exposure to Asia’s vast and rapidly growing market and helps to further solidify microQ as the audio enhancement technology of choice for the mobile and hand held devices marketplace.”

QXpander™ proprietary 3D spatial processing literally adds a new dimension to music playback, expanding the sound stage beyond the physical limitations of speaker locations, and expanding the acoustic image outside the listeners’ head when listening with headphones. QXpander employs purpose-specific algorithms for maximum spatial impact on headphones or speakers. Speaker-targeted 3D processing is optimised for narrow speaker geometries and can even be OEM tuned for peak performance on front, rear and side-firing speaker configurations.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access addressing the Communications, Industry & Medical, Automotive and Full Service Foundry markets. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, ZTE, Thompson, Toshiba, Philips, Sanyo and RealNetworks among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, increased salability of mobile devices that use microQ and significantly greater microQ exposure to the Asia market as a result of placement on austriamicrosystems’ platform. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements, and which include: acceptance of microQ by OEM’s, ODM’s and consumers, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com